United States securities and exchange commission logo





  July 3, 2023

       Jeremy Frommer
       Chief Executive Officer
       Creatd, Inc.
       419 Lafayette Street, 6th Floor
       New York, NY 10003

                                                        Re: Creatd, Inc.
                                                            Form 8-K/A
                                                            Filed April 7, 2023
                                                            File No. 001-39500

       Dear Jeremy Frommer:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




  Sincerely,


  Division of Corporation Finance

  Office of Trade & Services
       cc:                                              Scott Linsky